FOIA Confidential Treatment Requested by Red Rock Resorts, Inc.

Pursuant to 17 C.F.R. § 200.83

4832-7704-8877

NEW YORK

212-530-5000

FAX: 212-530-5219

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

MILBANK, TWEED, HADLEY & McCLOY LLP 601 South Figueroa Street Thirtieth Floor Los Angeles, CA 90017-5735 TEL: 213-892-4000 FAX: 213-629-5063	BEIJING (8610) 5969-2700 FAX: (8610) 5969-2707 HONG KONG 852-2971-4888 FAX: 852-2840-0792 SINGAPORE 65-6428-2400 FAX: 65-6428-2500 TOKYO 81-5410-2801 FAX: 81-5410-2891

February 3, 2016

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Sandra B. Hunter

Re:                        Red Rock Resorts, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 13, 2015

File No. 333-207397

Ladies and Gentlemen:

On behalf of Red Rock Resorts, Inc. (the “Company”), this letter supplementally provides to the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s Amendment No. 3 to the registration statement on Form S-1 (“Amendment No. 3”).  To assist in your review, we have included a set of only the revised pages of Amendment No. 3 marked to show changes from Amendment No. 2 to the registration statement.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review the enclosed draft of Amendment No. 3.

Securities and Exchange Commission	FOIA Confidential Treatment Requested by
Red Rock Resorts, Inc.	Red Rock Resorts, Inc.
February 3, 2016	Pursuant to 17 C.F.R. § 200.83
Page 2	4832-7704-8877

Due to business confidentiality and because of the commercially sensitive nature of certain information, we are requesting confidential treatment for certain omitted information per 17 CFR §200.83 and the Freedom of Information Act. Such omitted information has been replaced with asterisks.

If you have any questions, please do not hesitate to contact the undersigned at (213) 892-4671.

Sincerely,

/s/ Deborah J. Conrad

Deborah J. Conrad

Enclosures

CC:                      Securities and Exchange Commission

Daniel Gordon

Shannon Sobotka

Sonia Gupta Barros

Station Casinos Corp.

Frank J. Fertitta III